                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)


                            APPLIEDTHEORY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03828R 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

Jeffrey C. Smith                           with a copy to:
Broadwing Communications Inc.              Eric Greenawalt, Esq.
1122 Capital of Texas Highway South        O'Melveny & Myers LLP
Austin, Texas 78746-6426                   610 Newport Center Drive, 17th Floor
(512) 328-1112                             Newport Beach, California  92660
                                           (949) 760-9600


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 10, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

CUSIP NO. 03828R 10 4                                     PAGE  2  OF  11  PAGES
          -------------                                        ---    ----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     IXC Internet Services, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         1,083,058 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,083,058 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,083,058 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.74%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 03828R 10 4                                     PAGE  3  OF  11  PAGES
          -------------                                        ---    ----


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Communications Services Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         1,083,058 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,083,058 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,083,058 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.74%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 03828R 10 4                                     PAGE  4  OF  11  PAGES
          -------------                                        ---    ----


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Communications Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         1,083,058 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,083,058 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,083,058 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.74%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 03828R 10 4                                     PAGE  5  OF  11  PAGES
          -------------                                        ---    ----


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         1,083,058 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,083,058 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,083,058 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.74%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                         AMENDMENT NO. 7 TO SCHEDULE 13D

         This Amendment No. 7 amends and supplements the statement on Schedule 13D dated October 4, 1999, as amended by Amendment No. 1 thereto dated April 10, 2001, Amendment No. 2 thereto dated April 26, 2001, Amendment No. 3 thereto dated May 1, 2001, Amendment No. 4 thereto dated August 31, 2001, Amendment No. 5 thereto dated November 28, 2001 and Amendment No. 6 thereto dated December 7, 2001 (the "Schedule 13D") and filed with the Securities and Exchange Commission (the "Commission") by IXC Internet Services, Inc., Broadwing Communications Services Inc.(formerly known as IXC Communications Services, Inc.), and Broadwing Communications Inc.(formerly known as IXC Communications, Inc.), each a Delaware corporation, in respect of the common stock, par value $.01, CUSIP No. 03828R 10 4 (the "Common Stock") of AppliedTheory Corporation, a Delaware corporation ("the Issuer") and relates to the disposition of shares of Common Stock by the Filing Persons. Except as specifically amended hereby, the Schedule 13D shall remain unchanged and in full force and effect. Defined terms used and not otherwise defined herein shall have the meaning specified in the Schedule 13D.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety to report that:

         This Schedule 13D is filed by and on behalf of Broadwing Inc., an Ohio corporation ("BRW"), having its principal address and principal office at 201 East Fourth Street, Cincinnati, Ohio 45201-2301, and IXC Internet Services, Inc. ("Internet"), Broadwing Communications Services Inc. ("Services"), and Broadwing Communications Inc. ("Broadwing Communications"), each a Delaware corporation having its principal address and principal office at 1122 Capital of Texas Highway South, Austin, Texas 78746 (collectively, the "Filing Persons"). Internet is the record holder of the shares of the Issuer's Common Stock and a wholly owned subsidiary of Services, which is a wholly owned subsidiary of Broadwing Communications, which is a wholly owned subsidiary of BRW. The name, business address, and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each director and executive officer of each Filing Person are set forth on Schedule A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Schedule A is given to the knowledge of the Filing Persons.

         During the last five years, none of the Filing Persons or the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the persons listed on Schedule A are citizens of the United States.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by deleting the final two sentences of the first paragraph of Item 4 and adding the following to the end of the first paragraph of Item 4:

         On December 10, 2001, Internet sold 350,000 shares of Common Stock in an open market transaction at a price of $0.18 per share. On December 10, 2001, Internet sold 50,000 shares of Common Stock in an open market transaction at a price of $0.19 per share. All sales have been transacted in accordance with Rule 144 promulgated under the Securities Act of 1933. The Filing Persons may sell some or all of their shares of Common Stock from time to time in the future depending upon market conditions and other relevant factors.

Item 5.  Interest in Securities of The Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to report that:

          (a) As of the date hereof, each of the Filing Persons may be deemed to beneficially own 1,083,058 shares, or approximately 3.74% of the Issuer's outstanding Common Stock, based on the statement in Issuer's most recent Form 10-Q filed with the Commission on November 14, 2001 that, as of October 31, 2001, there were approximately 28,977,303 shares of Issuer's Common Stock outstanding.

         (b) As of the date hereof, each of the Filing Persons may be deemed to have shared dispositive power and shared voting power with respect to 1,083,058 shares of the Issuer's Common Stock.

         (c) See Item 4 for information responsive to this item. Other than as set forth in Item 4, no other transactions by the Filing Persons with respect to the Issuer's Common Stock were effected during the past 60 days.

         (d) Not applicable.

         (e) On December 10, 2001, each of the Filing Persons ceased to be the beneficial owner of more than five percent (5%) of the Issuer's Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2001                 BROADWING INC.


                                        /s/ Mark W. Peterson
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Vice President and Treasurer


                                        IXC INTERNET SERVICES, INC.



                                        /s/ Mark W. Peterson
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Vice President and Treasurer


                                        BROADWING COMMUNICATIONS SERVICES INC.



                                        /s/ Mark W. Peterson
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Vice President and Treasurer


                                        BROADWING COMMUNICATIONS INC.



                                        /s/ Mark W. Peterson
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Vice President and Treasurer

                                   SCHEDULE A


        1. The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Broadwing Inc. ("BRW") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Name and Business Address         Present Principal Occupation
-------------------------         ----------------------------

Richard G. Ellenberger            President, Chief Executive Officer, and
                                  Director of BRW, Broadwing Communications,
                                  Services, and Internet, Chief Executive
                                  Officer and Director of Cincinnati Bell
                                  Telephone Company

Karen M. Hoguet                   Chief Financial Officer and Senior Vice
                                  President of Federated Department Stores, Inc.

David B. Sharrock                 Consultant, Director of Interneuron
                                  Pharmaceuticals Inc., Incara Pharmaceutical,
                                  Inc., Intercardia, Inc. and Praecis
                                  Pharmaceutical, Inc.

Phillip R. Cox                    President and Chief Executive Officer of Cox
                                  Financial Corporation, Director of Federal
                                  Reserve Bank of Cleveland, Cinergy Corp., BDM
                                  International, Touchstone Mutual Funds and PNC
                                  Bank, Ohio, N.A.

William A. Friedlander            Chairman of Bartlett & Co., Director of The
                                  Union Central Life Insurance Company and
                                  Center Bank

James D. Kiggen                   Chairman of the Board of BRW, Director of
                                  Fifth Third Bank and its subsidiary and The
                                  United States Playing Card Co.

Daniel J. Meyer                   Retired - Former Chairman and Chief Executive
                                  Officer of Milacron, Inc., Director of The
                                  E.W. Scripps Company, AK Steel Corporation and
                                  Hubbell Incorporated

Mary D. Nelson                    Retired - Director of The Union Central Life
                                  Insurance Company

Carl Redfield                     Senior Vice President of Worldwide
                                  Manufacturing/ Logistics of Cisco Systems
                                  Inc., Director of CEC Communications, iBasis,
                                  and VA Linux Systems

John M. Zrno                      Retired - Former President and Chief Executive
                                  Officer of Broadwing Communications

J. Taylor Crandall                Managing Partner of Oak Hill Capital
                                  Management, Inc. and Chief Operating Officer
                                  of Keystone, Inc., Director of American Skiing
                                  Company, Grove Worldwide, LLC, IPWireless,
                                  Oreck Corporation, U.S. Oncology Inc.,
                                  Sunterra Corporation and Washington Mutual,
                                  Inc.

Lawrence J. Bouman                Technology Advisor for Diamond Cluster,
                                  Terrabeam, Nuvox Communications, and NeuStar
                                  Inc., Director of MetaSolve Software.


Executive Officers (Who Are Not Directors):

Name and Business Address         Present Principal Occupation
-------------------------         ----------------------------

Kevin W. Mooney                   Chief Operating Officer of BRW, Cincinnati
                                  Bell Telephone Company, Broadwing
                                  Communications and Services

Mark W. Peterson                  Vice President and Treasurer of BRW,
                                  Cincinnati Bell Telephone Company, Broadwing
                                  Communications, Services and Internet

Mary E. McCann                    Sr. Vice President of Corporate Finance of
                                  BRW, Cincinnati Bell Telephone Company,
                                  Broadwing Communications and Services

Jeffrey C. Smith                  Chief Legal and Human Resources Officer and
                                  Corporate Secretary of BRW, Broadwing
                                  Communications and Services

Michael W. Callaghan              Sr. Vice President of Corporate Development of
                                  BRW

Matthew W. Booher                 Vice President of Investor Relations of BRW

John F. Cassidy                   President of Cincinnati Bell Telephone Company

David A. Torline                  Chief Information Officer of BRW


        2. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Communications Inc. ("Broadwing Communications") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger            President, Chief Executive Officer, and
                                  Director of BRW, Broadwing Communications,
                                  Services, and Internet, Chief Executive
                                  Officer and Director of Cincinnati Bell
                                  Telephone Company


Executive Officers (Who Are Not Directors):

Name and Business Address         Present Principal Occupation
-------------------------         ----------------------------

Kevin W. Mooney                   Chief Operating Officer of BRW, Cincinnati
                                  Bell Telephone Company, Broadwing
                                  Communications and Services

Mark W. Peterson                  Vice President and Treasurer of BRW,
                                  Cincinnati Bell Telephone Company, Broadwing
                                  Communications, Services and Internet

Mary E. McCann                    Sr. Vice President of Corporate Finance of
                                  BRW, Cincinnati Bell Telephone Company,
                                  Broadwing Communications and Services

Jeffrey C. Smith                  Chief Legal and Human Resources Officer and
                                  Corporate Secretary of BRW, Broadwing
                                  Communications and Services


         3. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Communications Services Inc. ("Services") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger            President, Chief Executive Officer, and
                                  Director of BRW, Broadwing Communications,
                                  Services, and Internet, Chief Executive
                                  Officer and Director of Cincinnati Bell
                                  Telephone Company


Executive Officers (Who Are Not Directors):

Name and Business Address         Present Principal Occupation
-------------------------         ----------------------------

Kevin W. Mooney                   Chief Operating Officer of BRW, Cincinnati
                                  Bell Telephone Company, Broadwing
                                  Communications and Services

Mark W. Peterson                  Vice President and Treasurer of BRW,
                                  Cincinnati Bell Telephone Company, Broadwing
                                  Communications, Services and Internet

Mary E. McCann                    Sr. Vice President of Corporate Finance of
                                  BRW, Cincinnati Bell Telephone Company,
                                  Broadwing Communications and Services

Jeffrey C. Smith                  Chief Legal and Human Resources Officer and
                                  Corporate Secretary of BRW, Broadwing
                                  Communications and Services


         4. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of IXC Internet Services, Inc. ("Internet") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger            President, Chief Executive Officer, and
                                  Director of BRW, Broadwing Communications,
                                  Services, and Internet, Chief Executive
                                  Officer and Director of Cincinnati Bell
                                  Telephone Company


Executive Officers (Who Are Not Directors):

Name and Business Address         Present Principal Occupation
-------------------------         ----------------------------

Mark W. Peterson                  Vice President and Treasurer of BRW,
                                  Cincinnati Bell Telephone Company, Broadwing
                                  Communications, Services and Internet